Mail Stop 6010   September 20, 2006

Martin Cummings
Chief Financial Officer
The Republic Group
5525 LBJ Freeway
Dallas, Texas 75240-6241
F: 972-788-6029

          Re: **The Republic Companies Group, Inc.**
                  Schedule 14A filed September 14, 2006
                  File No. 0-51455

Dear Mr. Cummings:

        This is to advise you that we are not conducting a full review of the Prem 14A
filed by The Republic Companies Group, Inc. (the "Company") on September 14, 2006.
However, we will be monitoring the filing for compliance with Rule 13e-3. In particular,
we note that certain executive officers of the company have entered into employment
agreements with the surviving corporation pursuant to the merger. In your description of
the employment agreements, you have described a provision that will allow the officer to
receive additional stock option grants if the officer reinvests over 50% of the officer's
post-merger, after-tax proceeds in the stock of the surviving corporation. Please provide
us with an analysis which explaining whether your officers' incentive to invest in the
surviving company would result in these officers being engaged in the transaction. Of
course, if the merger is a Rule 13e-3 transaction, you will need to comply with the
requirements of that rule.

    As appropriate, please amend your filing in response to these comments. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish a cover
letter with your amendment that keys your responses to our comments and provides any
requested supplemental information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in
the filing reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all

facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (and any additional filing person you add in response to comments) acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any comments or questions may be directed to Zafar Hasan at (202) 551-3653 or to me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director